UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Biodesix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

09075X108
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2021**
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Reporting Person timely filed this Amendment No. 1 to Schedule 13D on January 4, 2022, but inadvertently included 277,777 Shares that he did not, at the time of filing, beneficially own.  As such, the Reporting Persons is re-filing his Amendment No. 1 to Schedule 13D to correct his reported beneficial ownership.

SCHEDULE 13D

CUSIP No: 09075X108		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,474,881 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,474,881 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,474,881 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	This amount includes 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

2.
This percentage is based on the sum of approximately 30,784,278 Shares outstanding, based on information from the Issuer, plus 11,717 Shares that the Reporting Person has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

SCHEDULE 13D

CUSIP No: 09075X108		Page 3 of 5 Pages
1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,463,164

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,463,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,463,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.	This percentage is based on approximately 30,784,278 Shares outstanding, based on information from the Issuer.

SCHEDULE 13D

CUSIP No: 09075X108		Page 4 of 5 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2020, (the “Initial Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biodesix, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2021, Mr. Schuler, through the Trust, purchased 2,298,850 Shares, at a price of $4.35 per Share, directly from the Issuer in a registered at-the-market offering, for an aggregate purchase price of $9,999,997.50.  The source of funds for these purchases was Mr. Schuler’s personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of December 30, 2021 and the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 8,474,881 Shares, which represents approximately 27.5% of the Shares outstanding.

Mr. Schuler’s beneficial ownership consists of (1) 11,717 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing and (2) 8,463,164 held by the Trust, representing approximately 27.5% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on approximately 30,784,278 Shares outstanding as of the date of this filing, based on information from the Issuer, plus, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, 11,717 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 8,463,164 Shares beneficially owned by the Trust.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Effective December 27, 2021, Mr. Schuler no longer exercises voting or dispositive control over the 277,777 Shares previously reported as beneficially owned by Mr. Schuler through the Foundation.  In addition, the Reporting Persons effected the following transactions in Shares, in the open-market through a broker, within the past 60 days:

Name	Date	Quantity Purchased or (Sold)	Price
Trust	11/17/2021	20,000	$6.5052(1)
Trust	11/18/2021	28,361	$6.3292(2)
Trust	11/19/2021	60,000	$6.5031(3)
Trust	11/22/2021	20,000	$6.3378(4)

(1) This price is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.23 to $6.64, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) through (4).
(2) This price is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.12 to $6.49, inclusive.
(3) This price is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.44 to $6.53, inclusive.
(4) This price is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.00 to $6.40, inclusive.

SCHEDULE 13D

CUSIP No: 09075X108		Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler

/s/ Jack W. Schuler
Jack W. Schuler Living Trust

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee
Schuler Family Foundation

/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: President

January 28, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).